Exhibit 16.1

July 25, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ladies and Gentlemen:

We are the former independent registered public accounting firm for AMREP Corporation (the “Company”). We have read the Company’s disclosure set forth in the Company’s Current Report on Form 8-K dated July 25, 2024 (the “Current Report”) and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

Sincerely,

/s/ Baker Tilly US LLP